Exhibit 99.1

Nano Dimension Marks First Delivery of DragonFly 2020 3D Printer to the United States

The platform was delivered to FATHOM, an advanced manufacturer with expertise in 3D printing, which is collaborating with Nano Dimension on U.S. market entry

NESS ZIONA, Israel- September 14, 2016 - Nano Dimension Ltd., a leader in the field of 3D Printed Electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has delivered its DragonFly 2020 3D Printer to FATHOM. FATHOM is a beta and go-to-market partner with expertise in advanced manufacturing and 3D printing that serves the Silicon Valley region and greater West Coast area. This marks the company’s first delivery of the DragonFly 2020 3D Printer to the United States. The revenues from this transaction will begin to be recognized in Q4 2016 and will continue in 2017.

"Last month, we announced the supply of our 3D printer to a leading Israeli defense company, and we are continuing to expand our go-to-market infrastructure to distribute the company's products in the United States," said Amit Dror, CEO of Nano Dimension. "The presence of the DragonFly 2020 in the U.S. will provide Nano Dimension the ability to showcase the capabilities of the DragonFly 2020 3D Printer to potential U.S. customers. We are excited to have FATHOM as a key partner in this effort."

The DragonFly 2020 3D Printer will be installed at FATHOM's Oakland, California headquarters in the coming weeks and will be used for evaluations and demonstrations over the next year. Earlier this year, Nano Dimension signed an agreement with FATHOM to collaborate on the introduction of the DragonFly 2020 3D Printing platform to the U.S. market, with a focus on Silicon Valley and the greater West Coast area.

“Both FATHOM and Nano Dimension share the same vision of changing the way products are designed and manufactured,” said Rich Stump, Co-Founder and Principal at FATHOM. “We are excited to receive this system because it builds on FATHOM’s focus to augment conventional methods with cutting-edge technologies and advanced processes.”

“We are excited to be able to provide our customers access to this technology which has the potential to greatly compress their development process.” said Michelle Mihevc, Co-Founder and Principal at FATHOM.”

Business partners Stump and Mihevc founded FATHOM in 2008. Today, FATHOM's advanced prototype fabrication, low volume manufacturing, and bridge-to-production capabilities are used by Fortune 500 companies throughout the country.

ABOUT FATHOM

FATHOM is driven by advanced technologies that enhance and accelerate a company’s product development process. The FATHOM team is changing the way products are being designed and manufactured by helping designers and engineers make the unmakeable while innovatively compressing industry standard lead-times so products go to market faster and more efficiently. FATHOM uniquely blends additive technologies and materials with legacy manufacturing methods to help companies put satellites into orbit, electric cars on freeways, and a variety of devices into people’s hands and homes.

// Professional 3D Printer and Manufacturing System Sales
// Prototype Fabrication, Low Volume, and Bridge-to-Production Services
// Concept Development, Software, and R&D

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company's primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward looking statements in this press release when we discuss the collaboration with Fathom, recognizing revenues and the timing thereof, continuing to expand our go-to-market infrastructure to distribute products in the United States, and our ability to showcase the capabilities of the DragonFly 2020 3D printer to potential U.S. customers. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 8, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FATHOM MEDIA CONTACT

Elizabeth Griffin-Isabelle
Director of Marketing
FATHOM
elizabeth@studiofathom,com
www.studiofathom.com

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

Hayden/ MS-IR LLC

917-607-8654

msegal@ms-ir.com